UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 2)

WHITEHORSE FINANCE, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

96524V 106

(CUSIP Number)

Sami Mnaymneh

c/o H.I.G. Capital, LLC

1450 Brickell Avenue, 31st Floor

Miami, FL 33131

(305) 379-2322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.96524V 106

(1)	Names of reporting persons Sami Mnaymneh
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 265,638
	(8)	Shared voting power 0
	(9)	Sole dispositive power 265,638
	(10)	Shared dispositive power 10,530,000

(11)	Aggregate amount beneficially owned by each reporting person 10,795,638(1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 52.5%
(14)	Type of reporting person (see instructions) IN

(1) Mr. Mnaymneh disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

This Amendment No. 2 (“Amendment No. 2”) supplementally amends the initial Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2012, as amended by Amendment No. 1 filed with the SEC on February 12, 2016 (together, “Schedule 13D”), by Mr. Sami Mnaymneh. This Amendment No. 2 is filed by Mr. Mnaymneh in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended, and it shall refer only to the information that has materially changed since the filing of Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 2 relates to the common stock, par value $0.001 per share (the “Common Stock”), of WhiteHorse Finance, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Item 2.	Identity and Background.

(c)	Mr. Mnaymneh is the co-Chief Executive Officer of H.I.G. Capital, LLC (“H.I.G. Capital”) and also serves as a member of the investment committee of the Issuer. The address of the principal executive offices of each of H.I.G. Capital and the Issuer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, Mr. Mnaymneh may be deemed to be the beneficial owner of 10,795,638 shares of Common Stock, representing 52.5% of the total issued and outstanding shares of Common Stock.  All percentages set forth in this statement on Schedule 13D are based upon the 20,546,032 shares of Common Stock issued and outstanding as of August 8, 2018. As set forth below, Mr. Mnaymneh’s beneficial ownership of 10,795,638 shares of Common Stock is comprised of his indirect beneficial ownership of the 265,638 shares of Common Stock directly owned by Mnaymneh H.I.G. Management, L.P. and his indirect beneficial ownership of the 10,530,000 aggregate shares of Common Stock held by H.I.G. Bayside Debt & LBO Fund II, L.P. and H.I.G. Bayside Loan Opportunity Fund II, L.P. (together, the “Bayside Funds”). Mr. Mnaymneh disclaims beneficial ownership of the 265,638 shares of Common Stock directly owned by Mnaymneh H.I.G. Management, L.P. except to the extent of his pecuniary interest therein.

On August 29, 2018, the Bayside Funds agreed to sell in a block trade, through one or more of their direct or indirect subsidiaries, to a large institutional investor, an aggregate of 972,622 shares of Common Stock at a price of $13.88 per share. After the sale, the Bayside Funds collectively hold 10,530,000 shares of Common Stock, either directly or through one or more of their direct or indirect subsidiaries.

Due to his control of H.I.G.-GP II, Inc., which is the manager of the general partner of each of the Bayside Funds, Mr. Mnaymneh may be viewed as having dispositive power over all of the 10,530,000 shares of Common Stock indirectly owned by such entities, although voting rights to the Common Stock have been passed through to the limited partners of each entity. Mr. Mnaymneh disclaims beneficial ownership of shares of Common Stock held by the Bayside Funds, except to the extent of his pecuniary interest therein..

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2018
Date

/s/ Jay Carvell, Attorney-in-fact for Sami Mnaymneh
Signature

Sami Mnaymneh
Name